COBHAM

Brook Road, Wimborne
Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2006 AUG 15 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016033

Our ref: L/COB/88.2/19911

8th August 2006

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement relating to Director/PDMR shareholding dated 7 August 2006.
2. Stock Exchange announcement relating to Holding(s) in Company dated 7 August 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

dw 8/16

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	14:28 07-Aug-06
Number	3433H

RNS Number:3433H
Cobham PLC
07 August 2006

COBHAM PLC

DIRECTORS' SHARE INTERESTS

Conditional awards of 162,170 ordinary shares made under the Cobham Long-Term Incentive Plan on 1st May 2003 to W G Tucker have lapsed. The lapse was as a result of the performance criteria subject to which the awards were made not being met.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	16:22 07-Aug-06
Number	3539H

RNS Number:3539H
Cobham PLC
07 August 2006

To: Cobham Plc

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a disposal of shares in the Company, the notifiable interest held within the AEGON UK plc Group of Companies is varied from over 4% to over 3%

No of Ordinary Shares sold:	2,910,000	
Resultant Total:	43,403,050	
Held as follows:	43,403,050	Citibank Nominees Limited

For the purposes of the foregoing notification: -

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

From:

Miranda Beacham
Corporate Governance Analyst
AEGON Asset Management UK plc

Stephen Adams
Head of UK Equities
AEGON Asset Management UK plc

This information is provided by RNS
The company news service from the London Stock Exchange

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